Exhibit 5.1

Tel-Aviv, May 25, 2018

Compugen Ltd.
26 Harokmim Street, Holon
Azrieli Center, Building D
Israel

Ladies and Gentlemen:

We have acted as Israeli counsel to Compugen Ltd., a company limited by shares organized under the laws of the State of Israel (the "Company"), in connection with the Registration Statement on Form F-3 (File No. 333-213007) (the "Registration Statement") filed by the Company on August 9, 2016 with and declared effective on October 11, 2016 by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Act") and the prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) under the Act, dated May 25, 2018 (the "Prospectus Supplement"), relating to the proposed offer and sale from time to time of up to $25,000,000 of ordinary shares (the "Shares") of the Company, par value NIS 0.01 per share ("Ordinary Shares") which may be issued and sold by the Company on a delayed or continuous basis pursuant to Rule 415(a)(4) under the Act.

This opinion is being furnished in connection with the proposed offering and sale by the Company of the Shares pursuant to the terms of an Controlled Equity OfferingSM Sales Agreement dated May 25, 2018 entered into between the Company and Cantor Fitzgerald & Co. (the “Sales Agreement”).

In our capacity as the Company Israeli counsel in connection with our preparation and filing of the Prospectus Supplement, we have examined and relied without investigation as to matters of fact upon the Prospectus Supplement, and upon such certificates, upon statements and results of inquiries of public officials and officers and representatives of the Company and originals or copies, certified or otherwise identified to our satisfaction, of such other documents, corporate records, certificates and instruments as we have deemed necessary or appropriate to enable us to render the opinions expressed herein.

We have assumed the genuineness of all signatures on all documents examined by us, the legal competence and capacity of all natural persons, the correctness and completeness of certificates of public officials and the representations set forth therein, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as copies. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company.

Based upon the foregoing, in reliance thereon and subject to the assumptions, comments, qualifications, limitations and exceptions stated herein, we are of the opinion that the Shares have been duly authorized for issuance, and when issued and paid for in accordance with the terms and conditions of the Sales Agreement, will be validly issued, fully paid and non-assessable.

We are members of the Israel Bar and we are opining herein as to the effect on the subject transaction only as to the internal laws of the State of Israel, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

We consent to the filing of this opinion letter as an exhibit 5.1 to the Company’s Report on Form 6-K, which will be incorporated by reference in the Registration Statement, and to the use of our name under the caption "Legal Matters" in the Prospectus Supplement,. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations promulgated thereunder.

This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments, including, without limitation, in the law, which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.  Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Shares, except as set forth above.

Very truly yours,

/s/ Shibolet & Co.

Shibolet & Co.
Advocates & Notaries